UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549-1004






                                FORM U-9C-3



                   QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended June 30, 2003




                            Northeast Utilities
                            -------------------
                   (Name of registered holding company)





                    107 Selden Street, Berlin, CT 06037
                    -----------------------------------
                 (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333



                              GENERAL INSTRUCTIONS


A.   Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

                                                              Percentage                     Activities
                   Energy or                                  of Voting                       Reported
     Name of          Gas        Date of        State of      Securities      Nature of      During the
Reporting Company   Related    Organization   Organization       Held         Business         Period
-----------------  ---------   ------------   ------------    ----------      ---------      ----------
NU Enterprises,     Holding      01/04/99     Connecticut     100% by         Unregulated       (A)
Inc.                                                          Northeast       businesses
                                                              Utilities       holding
                                                                              company
                                                                                                (B)
Select Energy,      Energy       09/26/96     Connecticut     100% by NU      Invest in
Inc.                                                          Enterprises,    energy-
                                                              Inc.            related
                                                                              activities

Select Energy       Energy       03/17/99     Connecticut     100% by NU      Invest in         (C)
Portland                                                      Enterprises,    energy-
Pipeline, Inc.*                                               Inc.            related
                                                                              activities

Northeast           Energy       01/04/99     Connecticut     100% by NU      Invest in         (D)
Generation                                                    Enterprises,    energy-
Services Company                                              Inc.            related
                                                                              activities

Select Energy       Energy       06/19/90     Massachusetts   100% by NU      Invest in         (E)
Services, Inc.                                                Enterprises,    energy-
                                                              Inc.            related
                                                                              activities

Reeds Ferry         Energy       07/15/64     New Hampshire   100% by Select  Invest in         (F)
Supply Co., Inc.                                              Energy          energy-
                                                              Services, Inc.  related
                                                                              activities

HEC/Tobyhanna       Energy       09/28/99     Massachusetts   100% by Select  Invest in         (G)
Energy Project,                                               Energy          energy-
Inc.                                                          Services, Inc.  related
                                                                              activities

Select Energy       Energy       10/12/94     Massachusetts   100% by Select  Invest in         (H)
Contracting, Inc.                                             Energy          energy-
                                                              Services, Inc.  related
                                                                              activities

Yankee Energy       Holding      02/15/00     Connecticut     100% by         Public            (I)
System, Inc.                                                  Northeast       Utility
                                                              Utilities       Holding
                                                                              Company

Yankee Energy       Energy       07/02/93     Connecticut     100% by Yankee  Invest in         (J)
Services Company*                                             Energy System,  energy-
                                                              Inc.            related
                                                                              activities

R. M. Services,     Energy       11/22/94     Connecticut     10% by Yankee   Invest in         (K)
Inc.                                                          Energy System,  energy-
                                                              Inc.            related
                                                                              activities

Acumentrics         Energy       09/13/00     Massachusetts   5% by NU        Invest in         (L)
Corporation                                                   Enterprises,    energy-
                                                              Inc.            related
                                                                              activities

ERI/HEC EFA-Med,    Energy       09/30/00     Delaware        50% by Select   Invest in         (M)
LLC                                                           Energy          energy-
                                                              Services, Inc.  related
                                                                              activities

E. S. Boulos        Energy       01/10/01     Connecticut     100% by         Invest in         (N)
Company                                                       Northeast       energy-
                                                              Generation      related
                                                              Services        activities
                                                              Company

NGS Mechanical,     Energy       01/24/01     Connecticut     100% by         Provide           (O)
Inc.                                                          Northeast       mechanical
                                                              Generation      construction
                                                              Services        and
                                                              Company         maintenance
                                                                              services

HEC/CJTS Energy     Energy       03/02/01     Delaware        100% by Select  Facilitate        (P)
Center LLC                                                    Energy          construction
                                                              Services, Inc.  financing

Select Energy       Energy       02/13/96     Delaware        100% by Select  Invest in         (Q)
New York, Inc.                                                Energy, Inc.    energy-
                                                                              related
                                                                              activities

Woods Electrical    Energy       07/18/02     Connecticut     100% by         Provide           (R)
Co., Inc.                                                     Northeast       electrical
                                                              Generation      contacting
                                                              Services        services
                                                              Company

Greenport Power,    Energy       02/13/03     Delaware        50% by          Invest in         (S)
LLC                                                           Northeast       energy
                                                              Generation      related
                                                              Services        construction
                                                              Company         activities


(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, sells, markets and trades electricity, gas and oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Under the umbrella of the Select Energy brand, Select
     Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D) Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services (MOS) a variety of Specialty Services (SS) and full-scope mechanical, Construction and Maintenance Services (CMS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the SS platform, its offerings include electrical maintenance and laboratory analysis. Within the CMS platform, the product and service offerings include mechanical construction and maintenance services and engineering and environmental consulting services, with an emphasis on power plant systems.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Co., Inc. is as an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(G) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract
     (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) has disposed of most of its assets and is winding down its energy-related services for its customers.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, and Vermont.

(O) NGS Mechanical, Inc. (NGSM) performs mechanical construction and maintenance services. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any other activities other than those related to accepting the assignment of the related lease.

(Q) Select Energy New York, Inc. (SENY) is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

(R) Woods Electrical Co., Inc. (Woods) is in the electrical contracting business in Connecticut. Woods is registered to do business in Connecticut, Massachusetts, Maine and New Hampshire.

(S) Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Common LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric and NGS each own 50% of the LLC.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                              Person
Company         Type of      Principal                        to Whom     Collateral  Consideration  Company       Amount of
Issuing         Security     Amount of     Issue or  Cost of  Security    Given With  Received for   Contributing  Capital
Security        Issued       Security      Renewal   Capital  Was Issued  Security    Each Security  Capital       Contribution
--------        --------     ---------     --------  -------  ----------  ----------  -------------  ------------  ------------
Select
Energy, Inc.    No transactions this quarter.

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS
Mechanical,
Inc.            No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

New York, Inc.  No transactions this quarter.

Woods
Electrical
Co., Inc.       No transactions this quarter.

Northeast
Utilities       No transactions this quarter.


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered                June 30, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation                 Electrical and
Services Company        Company                    Mechanical services       $ 10,172
                                                                             ========
Northeast
Generation                                         Electrical and
Services Company        E. S. Boulos Company       Mechanical services       $      1
                                                                             ========
Northeast               The Connecticut
Generation              Light and Power            Electrical and
Services Company        Company                    Mechanical services       $     11
                                                                             ========
Northeast
Generation              Holyoke Water              Electrical and
Services Company        Power Company              Mechanical services       $  2,850
                                                                             ========
Northeast
Generation              Select Energy              Electrical and
Services Company        Services, Inc.             Mechanical services       $    533
                                                                             ========
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical services       $  1,303
                                                                             ========
Northeast
Generation              Yankee Energy              Electrical and
Services Company        Services Company           Mechanical services       $      3
                                                                             ========
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services                  $    420
                                                                             ========

                        Select Energy              Wholesale Purchasing
Select Energy, Inc.     New York, Inc.             Services                  $ 11,357
                                                                             ========

Select Energy, Inc.     NU Enterprises, Inc.       Miscellaneous             $      8
                                                                             ========
                        Northeast Utilities
Select Energy, Inc.     Service Company            Miscellaneous             $      1
                                                                             ========
Select Energy           Select Energy,
New York, Inc.          Inc.                       Miscellaneous             $     84
                                                                             ========

* Total Amount Billed is for direct costs only.


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered                June 30, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous             $    392
                                                                             ========
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous             $      1
                                                                             ========
Public Service
Company of              Select Energy,
New Hampshire           Inc.                       Miscellaneous             $      9
                                                                             ========
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous             $     17
                                                                             ========
The Connecticut
Light and Power         Select Energy,
Company                 Inc.                       Miscellaneous             $      2
                                                                             ========
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous             $    581
                                                                             ========
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous             $     40
                                                                             ========
Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous             $     74
                                                                             ========
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous             $  1,116
                                                                             ========
Northeast Utilities     Select Energy,
Service Company         Inc.                       Miscellaneous             $  4,115
                                                                             ========
Northeast Utilities     Yankee Energy
Service Company         Services Company           Miscellaneous             $      5
                                                                             ========

* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                       (Thousands of Dollars)
Total consolidated capitalization as of 06/30/03       $6,734,520             line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,010,178             line 2

Greater of $50 million or line 2                                   $1,010,178 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                    704,370
   Northeast Generation Services Company                   38,922
   Select Energy Contracting, Inc.                         23,520
   Select Energy New York, Inc.                            30,671
   Woods Electrical Co., Inc.                               9,631
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                       -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                     11,980
   R.M. Services, Inc.                                     14,287
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   Greenport, LLC                                           2,001
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                      ------------
   Current aggregate investment                                       850,802
                                                                  ------------
     Elimination *                                                     22,511
                                                                  ------------
   Total current aggregate investment                                 828,291 line 4
                                                                  ------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                                    $181,887 line 5
                                                                  ============

*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-----------     -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Northeast Generation Services Company:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Select Energy Contracting, Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Yankee Energy Services Company:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     ERI/HEC EFA-Med, LLC:
      Not available as of June 30, 2003

     E. S. Boulos Company:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     NGS Mechanical, Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Northeast Utilities (Parent):
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Select Energy New York, Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Woods Electrical Co., Inc.:
      Balance Sheet - As of June 30, 2003
      Income Statement - Three and six months ended June 30, 2003

     Greenport Power, LLC:
      Not available as of June 30, 2003

B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                        $277,015
  Accounts receivable from affiliated companies            152,337
  Unbilled revenue                                          16,531
  Taxes receivable                                           1,467
  Special deposits                                          42,796
  Derivative assets                                        132,697
  Prepaid option premiums                                   15,655
  Prepayments and other                                     50,965
                                                          --------
                                                           689,463
                                                          --------

Property, Plant and Equipment:
  Competitive energy                                        12,733
   Less: Accumulated depreciation                            9,440
                                                          --------
                                                             3,293
  Construction work in progress                              5,372
                                                          --------
                                                             8,665
                                                          --------
Deferred Debits and Other Assets:
  Goodwill and intangibles, net                             16,229
  Prepaid pension                                            1,828
  Long-term accounts receivable                              6,433
  Long-term contracts assets                                44,397
  Other                                                     37,695
                                                          --------
                                                           106,582
                                                          --------
Total Assets                                              $804,710
                                                          ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                   $ 98,200
  Accounts payable                                         323,289
  Accounts payable to affiliated companies                  20,909
  Derivative liabilities                                   103,550
  Unearned option premiums                                  20,267
  Other                                                     57,465
                                                          --------
                                                           623,680
                                                          --------

Deferred Credits and Other Liabilities
    Accumulated deferred income taxes                        6,328
    Other                                                    3,511
                                                          --------
                                                             9,839
                                                          --------
Capitalization:
  Long-Term Debt from NU Parent                            150,000
                                                          --------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                   -
    Capital surplus, paid in                               249,263
    Accumulated deficit                                   (230,507)
    Accumulated other comprehensive income                   2,435
                                                          --------
  Common Stockholder's Equity                               21,191
                                                          --------
Total Capitalization                                       171,191
                                                          --------
Total Liabilities and Capitalization                      $804,710
                                                          ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months     Six Months
                                                Ended          Ended
                                               June 30,       June 30,
                                                 2003           2003
                                            ------------     ----------
                                               (Thousands of Dollars)

Operating Revenues                          $   573,621      $1,124,459
                                            -----------      ----------
Operating Expenses:
 Operation -
  Purchased power, net interchange
    power and capacity                          551,429       1,097,886
  Other                                          15,463          29,611
  Depreciation and amortization                   2,872           5,725
  Taxes other than income taxes                   1,604           2,227
                                            -----------      ----------
       Total operating expenses                 571,368       1,135,449
                                            -----------      ----------
Operating Income/(Loss)                           2,253         (10,990)

Interest Expense, Net                             1,650           2,949
Other (Loss)/Income, Net                           (725)          3,310
                                            -----------      ----------
Loss Before Income Tax Expense/(Benefit)           (122)        (10,629)
Income Tax Expense/(Benefit)                         95          (5,903)
                                            -----------      ----------
Net Loss                                    $      (217)     $   (4,726)
                                            ===========      ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                   $        1
  Receivables, net                                            7,668
  Accounts receivable from affiliated companies               6,104
  Taxes receivable                                              619
  Unbilled revenues                                           3,281
  Fuel, materials and supplies, at average cost                   2
  Prepayments and other                                       1,356
                                                         ----------
                                                             19,031
                                                         ----------

Property, Plant and Equipment:
  Competitive energy                                          2,913
    Less: Accumulated depreciation                              940
                                                         ----------
                                                              1,973
  Construction work in progress                                 696
                                                         ----------
                                                              2,669
                                                         ----------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                             329
  Prepaid pension                                               826
  Intangible assets, net and other                           24,976
                                                         ----------
                                                             26,131
                                                         ----------
Total Assets                                             $   47,831
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                            June 30,
                                                             2003
                                                        --------------
                                                        (Thousands of
                                                            Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                   $  14,300
  Accounts payable                                            8,393
  Accounts payable to affiliated companies                    3,113
  Other                                                       1,105
                                                          ---------
                                                             26,911
                                                          ---------

Deferred Credits and Other Liabilities                          956
                                                          ---------
Capitalization:
  Long-Term Debt                                              5,000
                                                          ---------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 15,486
    Accumulated deficit                                        (480)
    Accumulated comprehensive loss                              (42)
                                                          ---------
  Common Stockholder's Equity                                14,964
                                                          ---------
Total Capitalization                                         19,964
                                                          ---------
Total Liabilities and Capitalization                      $  47,831
                                                          =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                            Three Months      Six Months
                                                Ended            Ended
                                               June 30,         June 30,
                                                 2003             2003
                                            ------------      ----------
                                               (Thousands of Dollars)


Operating Revenues                          $    17,190       $   29,470
                                            -----------       ----------

Operating Expenses:
  Operation  -
    Other                                        13,752           24,155
  Maintenance                                     3,300            5,520
  Depreciation and amortization                      66              134
  Taxes other than income taxes                     468              988
                                            -----------       ----------
       Total operating expenses                  17,586           30,797
                                            -----------       ----------
Operating Loss                                     (396)          (1,327)

Interest Expense, Net                               153              307
Other Income, Net                                 1,470            1,411
                                            -----------       ----------
Income/(Loss) Before Income Tax Expense             921             (223)
Income Tax Expense                                  724              266
                                            -----------       ----------
Net Income/(Loss)                           $       197       $     (489)
                                            ===========       ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                          June 30,
                                                            2003
                                                        -----------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                   $      385
  Receivables, net                                           18,393
  Materials and supplies, at average cost                       324
  Prepayments and other                                         116
                                                         ----------
                                                             19,218
                                                         ----------
Property, Plant and Equipment:
  Competitive energy                                          6,893
    Less: Accumulated depreciation                            4,555
                                                         ----------
                                                              2,338
                                                         ----------
Deferred Debits and Other Assets:
  Goodwill, net                                              17,220
  Other                                                         129
                                                         ----------
                                                             17,349
                                                         ----------
Total Assets                                             $   38,905
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        -----------
                                                         (Thousands
                                                         of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                       $    6,140
  Accounts payable to affiliated companies                   10,343
  Accrued taxes                                                  11
  Other                                                       1,437
                                                         ----------
                                                             17,931
                                                         ----------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                           1,101
  Other                                                       2,293
                                                         ----------
                                                              3,394
                                                         ----------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 15,094
    Retained earnings                                         2,486
                                                         ----------
  Common Stockholder's Equity                                17,580
                                                         ----------
Total Capitalization                                         17,580
                                                         ----------
Total Liabilities and Capitalization                     $   38,905
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                       Three Months    Six Months
                                                           Ended          Ended
                                                         June 30,       June 30,
                                                           2003           2003
                                                       -------------   -----------
                                                          (Thousands of Dollars)

Operating Revenues                                     $      21,101   $    36,429
                                                       -------------   -----------

Operating Expenses:
  Operation                                                   19,363        33,284
  Maintenance                                                    168           317
  Depreciation                                                   306           612
  Taxes other than income taxes                                  123           670
                                                       -------------   -----------
       Total operating expenses                               19,960        34,883
                                                       -------------   -----------
Operating Income                                               1,141         1,546

Interest Expense, Net                                             41            94
Other Loss, Net                                                   (5)           (2)
                                                       -------------   -----------
Income Before Income Tax Expense                               1,095         1,450
Income Tax Expense                                               522           620
                                                       -------------   -----------
Net Income                                             $         573   $       830
                                                       =============   ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)
                                                         June 30,
                                                           2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                  $        5
  Receivables, net                                              92
                                                        ----------
                                                                97
                                                        ----------
Deferred Debits and Other Assets:
  Goodwill, net                                                248
                                                        ----------
Total Assets                                            $      345
                                                        ==========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                      $       92
  Accounts payable to affiliated companies                     295
                                                        ----------
                                                               387
Capitalization:                                         ----------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                      4
    Capital surplus, paid in                                     3
    Accumulated deficit                                        (49)
                                                        ----------
  Common Stockholder's Equity                                  (42)
                                                        ----------
Total Capitalization                                           (42)
                                                        ----------
Total Liabilities and Capitalization                    $      345
                                                        ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                      Three Months    Six Months
                                          Ended          Ended
                                        June 30,       June 30,
                                          2003           2003
                                      ------------    ----------
                                        (Thousands of Dollars)

Operating Revenues                    $       420     $     656
Operating Expenses                            420           656
                                      -----------     ---------
Net Income                            $        -      $      -
                                      ===========     =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                         June 30,
                                                           2003
                                                       -----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                     $      790
                                                       ----------
Property, Plant and Equipment:
  Other, net                                                  714
                                                       ----------
Deferred Debits and Other Assets:
  Contracts receivable                                     27,666
  Other                                                     3,902
                                                       ----------
                                                           31,568
                                                       ----------
Total Assets                                           $   33,072
                                                       ==========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Long-term debt - current portion                     $      802
  Accounts payable to affiliated companies                  6,380
  Accrued taxes                                               204
  Accrued interest                                            706
  Other                                                       493
                                                       ----------
                                                            8,585
                                                       ----------
Capitalization:
  Long-Term Debt                                           23,666
                                                       ----------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                             -
    Retained earnings                                         821
                                                       ----------
  Total Common Stockholder's Equity                           821
                                                       ----------
Total Capitalization                                       24,487
                                                       ----------
Total Liabilities and Capitalization                   $   33,072
                                                       ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Six Months
                                                 Ended          Ended
                                               June 30,       June 30,
                                                 2003           2003
                                             ------------    -----------
                                                (Thousands of Dollars)

Interest Expense, Net                        $       475     $      956
Other Income, Net                                    577          1,160
                                             -----------     ----------
Income Before Income Tax Expense                     102            204
Income Tax Expense                                    57             90
                                             -----------     ----------
Net Income                                   $        45     $      114
                                             ===========     ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2003
                                                       -----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Notes receivable from affiliated companies            $   100
  Taxes receivable                                          287
                                                        -------
                                                            387
                                                        -------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                         436
  Investments and other                                   4,595
                                                        -------
                                                          5,031
                                                        -------
Total Assets                                            $ 5,418
                                                        =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2003
                                                      -----------
                                                      (Thousands
                                                      of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies              $   455
  Other                                                       3
                                                        -------
                                                            458
                                                        -------

Deferred Credits and Other Liabilities                        5
                                                        -------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 10,000 shares
      authorized and 200 shares outstanding                   1
    Capital surplus, paid in                              7,881
    Accumulated deficit                                  (2,927)
                                                        -------
  Common Stockholder's Equity                             4,955
                                                        -------
Total Capitalization                                      4,955
                                                        -------
Total Liabilities and Capitalization                    $ 5,418
                                                        =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                 Three Months    Six Months
                                                    Ended           Ended
                                                   June 30,        June 30,
                                                     2003            2003
                                                 ------------    ----------
                                                   (Thousands of Dollars)

Operating Revenues                               $          2    $        9

Operating Expenses                                          4             9
                                                 ------------    ----------
Operating Loss                                             (2)          -

Interest Expense, Net                                       1             4
Other Income, Net                                           2             3
                                                 ------------   -----------
Loss Before Income Tax Expense                             (1)           (1)
Income Tax Expense                                          2             4
                                                 ------------   -----------
Net Loss                                         $         (3)  $        (5)
                                                 ============   ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                   $     240
  Receivables, net                                           9,520
  Accounts receivable from affiliated companies                234
  Taxes receivable                                             274
  Unbilled revenues                                          3,657
  Materials and supplies                                       220
                                                         ---------
                                                            14,145
                                                         ---------
Property, Plant and Equipment:
  Competitive energy                                           853
   Less: Accumulated depreciation                              282
                                                         ---------
                                                               571
                                                         ---------
Deferred Debits and Other Assets:
  Goodwill                                                   6,963
  Other                                                         29
                                                         ---------
                                                             6,992
                                                         ---------
Total Assets                                             $  21,708
                                                         =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2003
                                                       -----------
                                                       (Thousands
                                                       of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing             $   2,948
  Accounts payable                                          2,581
  Accounts payable to affiliated companies                  1,268
  Other                                                       179
                                                        ---------
                                                            6,976
                                                        ---------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                           424
  Other                                                       686
                                                        ---------
                                                            1,110
                                                        ---------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                  -
    Capital surplus, paid in                                7,539
    Retained earnings                                       6,083
                                                        ---------
  Common Stockholder's Equity                              13,622
                                                        ---------
Total Capitalization                                       13,622
                                                        ---------
Total Liabilities and Capitalization                    $  21,708
                                                        =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                            Three Months    Six Months
                                               Ended           Ended
                                              June 30,        June 30,
                                                2003            2003
                                            ------------    ----------
                                              (Thousands of Dollars)


Operating Revenues                            $  9,245       $ 18,529
                                              --------       --------
Operating Expenses:
  Operating                                        298            602
  Maintenance                                    8,995         17,709
  Depreciation                                      41             78
                                              --------       --------
       Total operating expenses                  9,334         18,389
                                              --------       --------
Operating (Loss)/Income                            (89)           140
Other Income, Net                                    2            221
                                              --------       --------
(Loss)/Income Before Income Tax Expense            (87)           361
Income Tax Expense                                 253            399
                                              --------       --------
Net Loss                                      $   (340)      $    (38)
                                              ========       ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                         ----------
                                                         (Thousands
                                                         of Dollars)

ASSETS
------

Current Assets:
  Cash                                                   $      10
                                                         ---------
Total Assets                                             $      10
                                                         =========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies               $       2
                                                         ---------

Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                    10
    Accumulated deficit                                         (2)
                                                         ---------
  Common Stockholder's Equity                                    8
                                                         ---------
Total Capitalization                                             8
                                                         ---------
Total Liabilities and Capitalization                     $      10
                                                         =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months    Six Months
                                                Ended          Ended
                                              June 30,        June 30,
                                                2003            2003
                                            ------------    ----------
                                              (Thousands of Dollars)

Operating Revenues                          $      -        $    -
Operating Expenses                                 -             -
                                            ------------    ----------
Net Income                                  $      -        $    -
                                            ============    ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2003
                                                          ----------
                                                          (Thousands
                                                          of Dollars)

ASSETS
------

Current Assets:
  Cash                                                    $      962
  Notes receivable from affiliated companies                 243,900
  Notes and accounts receivable                                2,826
  Accounts receivable from affiliated companies                2,628
  Taxes receivable                                             2,213
  Prepayments                                                 12,624
                                                           ---------
                                                             265,153
                                                           ---------

Deferred Debits and Other Assets:
  Investments in subsidiary companies, at equity           2,542,538
  Other                                                       16,658
                                                          ----------
                                                           2,559,196
                                                          ----------
Total Assets                                              $2,824,349
                                                          ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                             June 30,
                                                               2003
                                                           -----------
                                                           (Thousands
                                                           of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                  $   63,000
  Long-term debt - current portion                            23,000
  Accounts payable                                               444
  Accounts payable to affiliated companies                       654
  Accrued interest                                             6,043
  Other                                                       20,234
                                                          ----------
                                                             113,375
                                                          ----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            4,348
  Other                                                        1,477
                                                          ----------
                                                               5,825
                                                          ----------
Capitalization:
  Long-Term Debt                                             490,655
                                                          ----------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 149,916,375 shares issued and
      126,934,753 shares outstanding                         749,582
    Capital surplus, paid in                               1,105,241
    Deferred contribution plan - employee stock
      ownership plan                                         (80,170)
    Retained earnings                                        798,796
    Accumulated other comprehensive income                     1,789
    Treasury stock                                          (360,744)
                                                          ----------
  Common Stockholder's Equity                              2,214,494
                                                          ----------
Total Capitalization                                       2,705,149
                                                          ----------
Total Liabilities and Capitalization                      $2,824,349
                                                          ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENT OF INCOME
(Unaudited)

                                                   Three Months     Six Months
                                                       Ended           Ended
                                                      June 30,        June 30,
                                                        2003            2003
                                                   -------------    -----------
                                                      (Thousands of Dollars)

Operating Revenues                                    $   -           $   -
                                                      --------        --------
Operating Expenses:
  Other                                                  2,345           4,360
                                                      --------        --------
Operating Loss                                          (2,345)         (4,360)
                                                      --------        --------
Interest Expense                                         2,867           9,655
                                                      --------        --------
Other Income, Net:
  Equity in earnings of subsidiaries                    28,408          91,149
  Other                                                  1,982           4,786
                                                      --------        --------
       Other income, net                                30,390          95,935
                                                      --------        --------
Income Before Income Tax Benefit                        25,178          81,920
Income Tax Benefit                                       1,691           5,153
                                                      --------        --------
Net Income                                            $ 26,869        $ 87,073
                                                      ========        ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                  $   17,882
  Receivables, net                                          39,221
  Accounts receivable from affiliated companies              2,210
  Special deposits                                           2,907
  Derivative assets                                         27,654
  Prepaid option premiums                                    9,128
  Prepayments and other                                      7,647
                                                        ----------
                                                           106,649
                                                        ----------
Property, Plant and Equipment:
  Competitive energy                                           555
   Less: Accumulated depreciation                              310
                                                        ----------
                                                               245
                                                        ----------

Deferred Debits and Other Assets                             3,582
                                                        ----------
Total Assets                                            $  110,476
                                                        ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                      $   24,395
  Accounts payable to affiliated companies                   8,566
  Accrued taxes                                              1,884
  Derivative liabilities                                     5,378
  Other                                                      2,650
                                                        ----------
                                                            42,873
                                                        ----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                          8,544
  Pension obligation                                           674
  Other                                                         21
                                                        ----------
                                                             9,239
                                                        ----------

Capitalization:
  Long-Term Debt                                            20,699
                                                        ----------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                             10
    Capital surplus, paid in                                 9,962
    Retained earnings                                       23,827
    Accumulated other comprehensive income                   3,866
                                                        ----------
  Common Stockholder's Equity                               37,665
                                                        ----------
Total Capitalization                                        58,364
                                                        ----------
Total Liabilities and Capitalization                    $  110,476
                                                        ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)

                                                   Three Months    Six Months
                                                      Ended           Ended
                                                     June 30,        June 30,
                                                       2003            2003
                                                   ------------    ----------
                                                     (Thousands of Dollars)

Operating Revenues                                  $  150,491     $  221,578
                                                    ----------     ----------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                  149,160        211,393
  Other                                                  2,203          4,263
  Taxes other than income taxes                           (384)          (823)
                                                    ----------     ----------
       Total operating expenses                        150,979        214,833
                                                    ----------     ----------
Operating (Loss)/Income                                   (488)         6,745

Interest Expense, Net                                      121            260
Other Income, Net                                           94            174
                                                    ----------     ----------
(Loss)/Income Before Income
  Tax (Benefit)/Expense                                   (515)         6,659
Income (Benefit)/Tax Expense                              (181)         2,738
                                                    ----------     ----------
Net (Loss)/Income                                   $     (334)    $    3,921
                                                    ==========     ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                         June 30,
                                                           2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                  $        1
                                                        ----------
Total Assets                                            $        1
                                                        ==========


LIABILITIES AND CAPITALIZATION
------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                            $       12
    Accumulated deficit                                        (11)
                                                        ----------
  Common Stockholder's Equity                                    1
                                                        ----------
Total Capitalization                                             1
                                                        ----------
Total Liabilities and Capitalization                    $        1
                                                        ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)


                                             Three Months   Six Months
                                                 Ended         Ended
                                               June 30,      June 30,
                                                 2003          2003
                                             ------------   -----------
                                               (Thousands of Dollars)


Operating Revenues                           $      -       $      -
                                             -----------    -----------

Operating Expenses                                  -              -
                                             -----------    -----------
Net Income                                   $      -       $      -
                                             ===========    ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                         June 30,
                                                           2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                   $     187
  Receivables, net                                           1,308
  Taxes receivable                                             290
  Unbilled revenue                                              58
  Materials and supplies                                        58
  Prepayments and other                                         18
                                                         ---------
                                                             1,919
                                                         ---------
Property Plant and Equipment:
  Competitive energy                                           318
   Less: Accumulated depreciation                               35
                                                         ---------
                                                               283
                                                         ---------

Deferred Debits and Other Assets:
  Goodwill and other purchased intangible assets, net        7,669
                                                         ---------
Total Assets                                             $   9,871
                                                         =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                        2003
                                                     ----------
                                                     (Thousands
                                                     of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from Northeast Generation Services
    Company, non-interest bearing                     $     250
  Accounts payable                                          211
  Accounts payable to affiliated companies                  294
  Other                                                      19
                                                      ---------
                                                            774
                                                      ---------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                          87
  Other                                                      74
                                                      ---------
                                                            161
                                                      ---------
Capitalization:
  Long-Term Debt                                          4,450
                                                      ---------
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                -
    Capital surplus, paid in                              5,000
    Accumulated deficit                                    (514)
                                                      ---------
  Common Stockholder's Equity                             4,486
                                                      ---------
Total Capitalization                                      8,936
                                                      ---------
Total Liabilities and Capitalization                  $   9,871
                                                      =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
INCOME STATEMENT
(Unaudited)

                                             Three Months      Six Months
                                                Ended             Ended
                                               June 30,          June 30,
                                                 2003              2003
                                             -------------     -----------
                                                (Thousands of Dollars)

Operating Revenues                           $      1,383      $    2,885
                                             ------------      ----------

Operating Expenses:
  Other                                               383             801
  Maintenance                                       1,171           2,533
  Depreciation                                         11              20
  Taxes other than income taxes                         3              (7)
                                             ------------      ----------
       Total operating expenses                     1,568           3,347
                                             ------------      ----------
Operating Loss                                       (185)           (462)
Interest Expense, Net                                  81             160
Other Income, Net                                    -                  3
                                             ------------      ----------
Loss Before Income Tax Benefit                       (266)           (619)
Income Tax Benefit                                   (213)           (213)
                                             ------------      ----------
Net Loss                                     $        (53)     $     (406)
                                             ============      ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





                         Northeast Utilities Parent
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. Seabrook was sold on November 1, 2002. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Until the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires and manages generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Yankee has certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6 Section A.

2.  About Select Energy

Select Energy engages in wholesale and retail energy marketing activities. Select Energy is an integrated energy business that buys, markets, sells, and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.  About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.  About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Boulos

Boulos is an electrical contracting company which specializes in high voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6. About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.  About Woods Electrical

Woods Electrical is a wholly owned subsidiary of NGS and is in the electrical contracting business in Connecticut. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts and New
Hampshire. NGS acquired Woods Electrical on July 31, 2002, and the results of Woods Electrical's operations since July 1, 2002, are included in this report.

8.  About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems, and other resource consuming equipment.

9.  About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

10. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

11. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

12. About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services for its customers.

13. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. New Accounting Standards

Energy Trading and Risk Management Activities: In October 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached consensuses on EITF Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

One consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities for Energy Trading Activities," under which Select Energy previously accounted for energy trading activities. This consensus requires companies engaged in energy trading activities to discontinue fair value accounting effective January 1, 2003, for contracts that do not meet the definition of a derivative. Select Energy and SENY adopted this consensus effective October 1, 2002.

The second consensus requires that companies engaged in energy trading activities classify revenues and expenses associated with energy trading contracts on a net basis in revenues effective January 1, 2003. Select Energy and SENY decided to transition to this net reporting effective July 1, 2002, before this consensus was reached by the EITF.

In July 2003, the EITF reached a consensus on Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as Defined in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"." The EITF did not change any existing accounting guidance and did not introduce new guidance addressing this issue.

Derivative Accounting: Effective January 1, 2001, Select Energy and SENY adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in previous Derivative Implementation Group (DIG) guidance, clarifies certain conditions, and amends other existing pronouncements. It is effective for contracts entered into or modified after June 30, 2003. The new rules indicate that derivative contracts that are subject to unplanned netting and can be settled for cash versus delivery would no longer qualify for the normal purchases and sales exception, which would require fair value accounting. Management is evaluating the impacts of SFAS No. 149, particularly the definition of "subject to unplanned netting." This could impact Select Energy's wholesale marketing contracts that currently qualify for the normal purchases and sales exception.

On June 25, 2003 the DIG cleared Issue No. C-20 "Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature." Management is evaluating the impact of DIG Issue No. C-20 on the consolidated financial statements, but does not believe that there will be a significant impact as a result of this issue. DIG Issue No. C-20 is effective for Select Energy and SENY on October 1, 2003.

16. Derivative Instruments, Market Risk and Risk Management

A.  Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in net income. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in net income.
For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income, a component of equity, until the underlying transactions occur. For those contracts that meet the definition of a derivative and meet the fair value hedge requirements, the changes in fair value of the effective portion of those contracts are generally recognized on the balance sheet as both the hedge and the hedged item are recorded at fair value. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in net income. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting. For information regarding recent accounting changes related to trading activities, see Note 15, "New Accounting Standards."

The tables below summarize Select Energy and SENY derivative assets and liabilities at June 30, 2003. These amounts do not include premiums paid, which amounted to $24.8 million at June 30, 2003 ($15.7 million for Select Energy and $9.1 million for SENY). These amounts also do not include premiums received by Select Energy, which amounted to $20.3 million at June 30, 2003. The premium amounts relate primarily to energy trading activities.

-------------------------------------------------------------------------------
 (Millions of Dollars)              Assets       Liabilities      Total
-------------------------------------------------------------------------------
Select Energy:
  Trading                           $123.7         $ (92.7)      $ 31.0
  Nontrading                           0.7             --           0.7
  Hedging                              8.3           (10.8)        (2.5)
-------------------------------------------------------------------------------
Total                               $132.7         $(103.5)      $ 29.2
===============================================================================

-------------------------------------------------------------------------------
 (Millions of Dollars)              Assets       Liabilities      Total
-------------------------------------------------------------------------------
SENY:
  Trading                          $ 18.9          $  (4.9)      $ 14.0
  Nontrading                          2.2             (0.5)         1.7
  Hedging                             6.5              --           6.5
-------------------------------------------------------------------------------
Total                              $ 27.6          $  (5.4)      $ 22.2
===============================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing business, Select Energy conducts energy trading activities in electricity, natural gas and oil, and therefore, experiences net open positions. Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposure. Derivatives used in trading activities are recorded at fair value and included in the balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the statements of income in the period of change. The net fair value positions of the trading portfolio at June 30, 2003 were assets of $31 million for Select Energy and $14 million for SENY. These amounts include intercompany assets and liabilities of $1.6 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask; bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources; and an option component of a bilateral energy purchase contract, the fair value of which is determined with the Blacks option pricing model. SENY's trading portfolio also includes transmission congestion contracts. The fair value of certain transmission congestion contracts is based on published market data. Market information for other transmission congestion contracts is not available and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $9.1 million, are equal to their fair value.

Nontrading: Nontrading derivative contracts are used for delivery of energy related to Select Energy's retail and wholesale marketing activities. These contracts are not entered into for trading purposes, but are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because the normal purchase and sale designation was not elected by management. The net fair values of nontrading derivatives at June 30, 2003 were assets of $0.7 million for Select Energy and $1.7 million for SENY.

Hedging: Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated retail supply requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas, or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2005. Select Energy and SENY have hedged their gas supply component of the risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2005, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At June 30, 2003, the NYMEX futures contracts had notional values of $26.7 million and were recorded at fair value as a derivative asset of $3.4 million, net of tax.

B.  Market Risk Information

Select Energy, along with SENY, utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future net income, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Trading Portfolio: At June 30, 2003, Select Energy, along with SENY, calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in approximately a $1.2 million increase or decrease in the fair value of the Select Energy and SENY trading portfolio. In the normal course of business, Select Energy, along with SENY, also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in this sensitivity analysis.

Retail and Wholesale Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's and SENY's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy, along with SENY, has determined a hypothetical change in the fair value for its retail and wholesale marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts and generation assets, assuming a 10 percent change in forward market prices. At June 30, 2003, a 10 percent change in market price would have resulted in an increase or decrease in fair value of approximately $7.1 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's and SENY's retail and wholesale marketing portfolio at June 30, 2003, is not necessarily representative of the results that will be realized when the commodities provided for in these contracts are physically delivered.

C.  Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risks in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts are guaranteed by the NYMEX and have a lower credit risk. Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial conditions (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to NU entering into trading activities. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact NU's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At June 30, 2003, Select Energy maintained collateral balances from counterparties of $39.6 million. This amount is included in special deposits and other current liabilities on the accompanying balance sheets.

17. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.



                   QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





          NORTHEAST UTILITIES
          (Registered Holding Company)



     By:  /s/ John P. Stack
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  August 27, 2003
          ----------------------------------------